UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of Euroseas Ltd. filed with the Registrar of Corporations of the Republic of the Marshall Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 9, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
EUROSEAS LTD.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
I, Aristides J. Pittas, as the President of Euroseas Ltd., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:
1.	The name of the Corporation is: Euroseas Ltd.
2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 5th day of May, 2005.
3.	Articles of Amendment were filed with the Registrar of Corporations as of the 4th day of October, 2006.
4.	The Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 6th day of July, 2010.
5.	Articles of Amendment were filed with the Registrar of Corporations as of the 21st day of July, 2015.
6.	Article (D) of the Amended and Restated Articles of Incorporation is hereby amended by adding the following sub-paragraph (e) to the end thereof:
“(e)  The Corporation has further effectuated, effective with the commencement of business on December 19, 2019, a 1 for 8 reverse stock split as to its common stock outstanding (the “Fourth Reverse Stock Split”), which decreases, automatically and without any action on the part of the respective holders thereof, the number of outstanding common shares from 44,782,925 to 5,597,866, subject to increase to the extent that the reverse stock split would result in any holder of the Corporation’s common stock receiving fractional shares, in which event such fractional share shall be rounded up to the next whole share.  The Fourth Reverse Stock Split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock.  The stated capital of the Corporation shall be reduced from $1,343,567.75 to $168,015.98, as adjusted for the fractional shares being rounded up to the next whole share, and the amount of $1,175,551.77, as adjusted for fractional shares being rounded up to the next whole share, shall be allocated to surplus.  No change was made to the number of registered shares of preferred stock the Corporation is authorized to issue or to the par value of the shares of preferred stock.”
7.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.
8.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual meeting of shareholders of the Corporation held on June 21, 2019.

[Signature page follows]

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this 17th day of December, 2019.

/s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President